UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Somaxon Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
834453102
(CUSIP Number)
November 23, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	834453102

1	NAMES OF REPORTING PERSONS Boxer Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		971,489

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

971,489

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

971,489

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.95%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Percentage ownership is calculated based on (i) 23,639,469 shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 6, 2009, and (ii) 971,489 shares to be issued under currently exercisable warrants to purchase the Issuer’s Common Shares.

CUSIP No.	834453102

1	NAMES OF REPORTING PERSONS Boxer Asset Management Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Bahamas

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		971,489

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

971,489

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

971,489

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.95%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Percentage ownership is calculated based on (i) 23,639,469 shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 6, 2009, and (ii) 971,489 shares to be issued under currently exercisable warrants to purchase the Issuer’s Common Shares.

CUSIP No.	834453102

1	NAMES OF REPORTING PERSONS Joseph Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		971,489

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

971,489

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

971,489

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.95%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Percentage ownership is calculated based on (i) 23,639,469 shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 6, 2009, and (ii) 971,489 shares to be issued under currently exercisable warrants to purchase the Issuer’s Common Shares.

CUSIP No.	834453102

1	NAMES OF REPORTING PERSONS MVA Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		305,106

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		305,106

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	305,106

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.27%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Percentage ownership is calculated based on (i) 23,639,469 shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 6, 2009, and (ii) 305,106 shares to be issued under currently exercisable warrants to purchase the Issuer’s Common Shares.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13G initially filed on July 17, 2009 (the “Original Filing”). The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing. This Amendment No. 1 is being filed to reflect a decrease of more than 5% of the Reporting Persons’ beneficial ownership of the Issuer’s outstanding Common Shares from the time of the Original Filing to this Amendment No. 1.
Item 4. Ownership.
(a) Amount beneficially owned:
Boxer Capital, Boxer Management and Joseph Lewis beneficially own 971,489* Common Shares underlying currently exercisable warrants to purchase Common Shares. MVA beneficially owns 305,106* Common Shares underlying currently exercisable warrants to purchase Common Shares.
(b) Percent of class:
The Common Shares beneficially owned by Boxer Capital, Boxer Management and Joseph Lewis represent 3.95% of the Issuer’s outstanding Common Shares. The Common Shares beneficially owned by MVA represent 1.27% of the Issuer’s outstanding Common Shares.
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote:
MVA has the sole power to vote the 305,106 Common Shares it beneficially owns. Boxer Capital, Boxer Management and Joseph Lewis do not have the sole power to vote or direct the vote of any Common Shares.
(ii) Shared power to vote or to direct the vote:
Boxer Capital, Boxer Management and Joseph Lewis have shared voting power with respect to the 971,489* Common Shares they beneficially own. MVA does not have shared power to vote or direct the vote of any Common Shares.
(iii) Sole power to dispose or direct the disposition of:
MVA has the sole power to dispose of the 305,106 Common Shares it beneficially owns. Boxer Capital, Boxer Management and Joseph Lewis do not have the sole power to dispose or direct the disposition of any Common Shares.
(iv) Shared power to dispose or to direct the disposition of:
Boxer Capital, Boxer Management and Joseph Lewis have shared dispositive power with respect to the 971,489* Common Shares they beneficially own. MVA does not have shared power to dispose of or direct the disposition of any Common Shares.

*	The Reporting Persons may be deemed to beneficially own 1,276,595 Common Shares which constitute approximately 5.12% of notional number of the Issuer’s outstanding Common Shares (based on a calculation of (i) 23,639,469 shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 6, 2009 and (ii) the 971,489 and 305,106 Common Shares underlying the currently exercisable warrants to purchase the Issuer’s Common Shares). Boxer Capital has shared voting and dispositive power with regard to the 971,789 Common Shares it beneficially owns directly. Boxer Management and Joseph Lewis each have shared voting and dispositive power with regard to the Common Shares beneficially owned directly by Boxer Capital. MVA has sole voting and dispositive power over the 305,106 Common Shares it beneficially owns. Neither Boxer Capital, Boxer Management nor Mr. Lewis have any voting or dispositive power with regard to the Common Shares beneficially owned by MVA.
Item 10. Certification.
(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits
1 Joint Filing Agreement, dated the date hereof, between the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 2009	BOXER CAPITAL, LLC
	By:	/s/ Aaron Davis
		Name:	Aaron Davis
		Title:	Authorized Signatory

BOXER ASSET MANAGEMENT INC.
	By:	/s/ Jefferson R. Voss
		Name:	Jefferson R. Voss
		Title:	Director

JOSEPH LEWIS
	By:	/s/ Joseph Lewis
Joseph Lewis, Individually

MVA INVESTORS, LLC
	By:	/s/ Neil Reisman
		Name:	Neil Reisman
		Title:	Authorized Signatory